

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Robert Steele
Chief Executive Officer
Thumzup Media Corporation
711 S. Carson Street Suite 4
Carson City, Nevada 89701

> **Re: Thumzup Media Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 10, 2021**
> **File No. 333-255624**

Dear Mr. Steele:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2021 letter.

Amendment No. 1 to Form S-1 filed June 10, 2021

Prospectus Summary
About This Offering, page 2

1. We note your revisions in response to prior comment 1. Please also revise your disclosure in the "About This Offering" section to indicate that the Selling Shareholders are selling at a fixed price of $1.00.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Technology

cc: Aaron Grunfeld